EXHIBIT B

STANLEY JAMES WHITE

To:	  Board of Directors - Online International Corporation
From:	Jim White
Date:	March 27, 2000
Re:	  Resignation of Jim White as Chairman, C.E.O., President and Secretary.

This letter serves as notice to the Board of my resignation as Chairman, C.E.O., President and Secretary of Online International Corporation, effective immediately. I can no longer devote time or resources to this effort. I feel it would be in the best interests of all concerned that a new approach be implemented.

The full time effort required to make Printing Associates, Inc. a successful operation is all that I feel I can handle. We have been left on our own here and, frankly, I am confused and extremely dismayed that a major shareholder with a true interest in Printing Associates, Inc. has not even made so much as a courtesy call to us. I assumed that since we had been subpoenaed by the Manhattan District Attorney's Office, a shareholder would have questions and/ or guidelines for us. After a search by our accounting firm we were not able to find the 40% shareholder to discuss the recent developments and letters from the NASD and the SEC.

Given these facts and others I feel it in the best interest of all that I submit this resignation.

Sincerely,



/s/	S. James White
S. James White